Global Blue Announces Date For Q2 and H1 FY2024/25 Financial Results Signy, Switzerland, October 17, 2024 On November 22, 2024, before the market opens, Global Blue Group Holding AG (NYSE: GB and GB.WS) will release its financial results on Form 6-K for the fiscal year 2024/25 second quarter and half year period ended September 30, 2024. The financial results will include Management’s Discussion and Analysis of the Financial Position and Results of Operations in addition to the accompanying Consolidated Financial Statements and Notes, press release and investor presentation. An audio recording of commentary on the results by Jacques Stern, Chief Executive Officer, and Roxane Dufour, Chief Financial Officer, will also be made available. These materials can be accessed via the Investor Relations section of the company’s website at Global Blue Group Holding AG - Investor Relations. FOR FURTHER INFORMATION Frances Gibbons – Head of Investor Relations Mob: +44 (0)7815 034 212 Mail: fgibbons@globalblue.com ABOUT GLOBAL BLUE Global Blue is the business partner for the shopping journey, providing technology and services to enhance the experience and drive performance. With over 40 years of expertise, today we connect thousands of retailers, acquirers, and hotels with nearly 80 million consumers across 53 countries, in three industries: Tax Free Shopping, Payments and Post-Purchase solutions. With over 2,000 employees, Global Blue generated €28bn Sales in Store and €422M revenue in FY 2023/24. Global Blue is listed on the New York Stock Exchange. For more information, please visit www.globalblue.com Source: Global Blue